Exhibit 99.1

The Stars Group Reports Second Quarter 2017 Results

TORONTO, Canada, August 9, 2017 – The Stars Group Inc., formerly Amaya Inc. (NASDAQ: TSG; TSX: TSGI), today reported its financial results for the second quarter ended June 30, 2017, revised certain full year 2017 financial guidance ranges and provided certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“Our evolution and transformation into The Stars Group continued as we completed our name change and head office move, while our second quarter saw the strengthening of our core senior management team and continued solid revenue growth led by our real money online casino offering,” said Rafi Ashkenazi, Chief Executive Officer. “We plan to use this momentum to continue improving and strengthening our business and pursuing our strategic objectives.”

Second Quarter and First Half 2017 Financial Summary(1)

	Three Months Ended June 30,		Year-over-Year Change	Six Months Ended June 30,		Year-over-Year Change
$000’s, except percentages and per share amounts	2017	2016		2017	2016
Total Revenue	305,305	285,762	6.8%	622,625	574,280	8.4%
Adjusted EBITDA	146,539	129,891	12.8%	297,540	253,325	17.5%
Net cash inflows from operating activities	130,426	69,728	87.0%	225,973	114,948	96.6%
Adjusted Cash Flow from Operations	139,479	107,373	29.9%	251,255	193,146	30.1%
Net earnings	70,483	22,497	213.3%	136,236	77,988	74.7%
Adjusted Net Earnings	114,029	89,740	27.1%	227,396	174,707	30.2%
Diluted earnings per common share	$ 0.35	$ 0.12	199.0%	$ 0.67	$ 0.41	64.1%
Adjusted Net Earnings per Diluted Share	$ 0.56	$ 0.46	22.0%	$ 1.13	$ 0.92	23.0%

__________________________________________________

(1) For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS and Non-U.S. GAAP Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

Second Quarter 2017 and Subsequent Financial Highlights

•

Revenues - Total revenues for the quarter increased approximately 6.8% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, total revenues for the quarter would have increased by approximately 7.9%.  Real-money online poker revenues and real-money online casino and sportsbook combined revenues represented approximately 66.5% and 29.3% of total revenues for the quarter, respectively, as compared to approximately 75.5% and 20.9% for the prior year period.

•

Poker Revenues – Real-money online poker revenues for the quarter were $202.9 million, or a decrease of approximately 5.9% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, real-money online poker revenues would have decreased by approximately 5.6% for the quarter.

•

Casino & Sportsbook Revenues – Real-money online casino and sportsbook combined revenues for the quarter were $89.6 million, or an increase of approximately 50.2% year-over-year.  Excluding the impact of year-over-year changes in foreign exchange rates, real-money online casino and sportsbook combined revenues would have increased by approximately 54.3% for the quarter.

•

Debt – Total long term debt outstanding at the end of the quarter was $2.55 billion with a weighted average interest rate of 4.7%. On August 8, The Stars Group prepaid without penalty approximately $40 million under its second lien term loan using cash flow from operations, which it expects to result in approximately $3 million in annual interest savings. Following this prepayment, the principal balance of the second lien term loan as of the date hereof is $170 million.

•

Deferred Purchase Price – In May, The Stars Group made its final payment on the outstanding balance of the deferred purchase price for its acquisition of the Rational Group (now known as Stars Interactive) in August 2014, which included the remaining balance of $47.5 million and approximately $870,000 of associated fees.  As previously announced, The Stars Group paid $200 million of the deferred purchase price in November 2016, $75 million in February 2017 and a further $75 million in April 2017.

Second Quarter 2017 and Subsequent Operational Highlights

•

Quarterly Real-Money Active Uniques (QAUs) – As a result of management’s continued review and assessment of certain key metrics and to provide a more accurate understanding of its customers, The Stars Group has adjusted the prior definition of QAUs as described below under “Key Metrics and Other Data” and has recalculated all historical QAUs accordingly. Based on this adjustment, total combined QAUs were approximately 2.1 million, a decrease of approximately 2% year-over-year primarily led by a decline on the Full Tilt platform, the new customer registration process in the Czech Republic and the cessation of operations in certain small jurisdictions, partially offset by the re-launch of PokerStars in Portugal in late 2016 and the growth and expansion of The Stars Group’s real-money online casino and sportsbook offerings. Excluding the impact of Full Tilt, total combined QAUs would have increased approximately 1% year-over-year. Approximately 2.0 million of such QAUs played online poker during the quarter, a decrease of approximately 4% year-over-year or a decrease of approximately 1% excluding the impact of Full Tilt. The Stars Group’s online casino offerings had approximately 547,000 QAUs, an increase of approximately 33% year-over-year, which The Stars Group continues to estimate is one of the largest casino player bases among its competitors, while its emerging online sportsbook offerings had approximately 251,000 QAUs, an 8% increase year-over-year.

•

Quarterly Net Yield (QNY) – Total QNY was $137, an increase of 8.2% year-over-year, and QNY excluding the impact of year-over-year changes in foreign exchanges rates was $139, an increase of 9.4% year-over-year. QNY is a non-IFRS measure and was also recalculated for applicable historical periods as a result of the adjustment to QAUs noted above.

•	Customer Registrations – Customer Registrations increased by 2.1 million during the quarter to approximately 113 million.
•

Launch of Stars Rewards – In July, The Stars Group launched the Stars Rewards program, which is an integrated cross vertical loyalty program focused on customer engagement and experience. This program seeks to offer an exciting, personalized gaming experience that rewards players for their overall gameplay across poker, casino and sportsbook, in each case where available. The Stars Group believes that Stars Rewards will enhance the player experience as it introduces new ways of earning rewards that are intended to be more exciting for its recreational players and distributes such rewards based on player contributions to the overall ecosystem. To date, Stars Rewards has positively impacted the overall product ecosystem across verticals and has received positive feedback from most players.

•

Appointment of Executive Officers – During the second quarter, The Stars Group announced the appointment of Brian Kyle as Chief Financial Officer, Jerry Bowskill as Chief Technology Officer, and Robin Chhabra as Chief Corporate Development Officer, effective September 2017.  These appointments are the most recent additions to a strong management team that has been bolstered over the last year with the hiring of Bo Wänghammar as Managing Director of PokerStars Casino and Zeno Ossko as Managing Director of BetStars, and the promotion of Guy Templer as Chief Operating Officer of Stars Interactive (formerly, Rational Group).

•

Election of Directors – At The Stars Group’s 2017 annual and special meeting of shareholders in June, the shareholders elected two new directors, Peter E. Murphy and Mary Turner, and re-elected Divyesh (Dave) Gadhia, Harlan Goodson, Alfred F. Hurley, Jr. and David Lazzarato. Following the meeting, Mr. Gadhia was re-appointed as Chairman of the Board.

•

Corporate Name Change and Continuance - On August 1, 2017, The Stars Group completed its previously announced corporate name change, continuance under the Business Corporations Act (Ontario) such that it is now an Ontario corporation, and corporate head office move to Toronto. On the same date, The Stars Group’s common shares began trading under the ticker symbol “TSG” on the Nasdaq Global Select Market and “TSGI” on the Toronto Stock Exchange.

Full Year Guidance

•	Full Year Guidance – The Stars Group revised certain of its previously announced 2017 full year financial guidance ranges and currently expects the following:

o	Revenues of $1,200 to $1,260 million remains unchanged, with revenues currently expected to fall at the upper end of the range;
o	Adjusted EBITDA of $560 to $580 million remains unchanged;
o	Adjusted Net Earnings of $400 to $430 million is revised upward to $413 to $437 million; and
o	Adjusted Net Earnings per Diluted Share of $1.94 to $2.13 is revised upward to $2.01 to $2.15.

These estimates reflect management’s view of current and future market and business conditions, including assumptions of  (i) anticipated negative operating conditions in Poland primarily related to constraints on processing payments in that jurisdiction, the cessation of real-money online poker in Australia by mid-September 2017 (previously believed to be the end of June 2017), and the cessation of real-money online gaming in Colombia, (ii) the introduction of  Stars Rewards, The Stars Group’s previously disclosed cross-vertical customer loyalty program, (iii) no other material adverse regulatory events and (iv) no material foreign currency exchange rate fluctuations, particularly against the Euro which is the primary depositing currency of The Stars Group’s customers, that could impact customer purchasing power as it relates to The Stars Group’s U.S. dollar denominated product offerings. Such guidance is also now based on a Euro to U.S. dollar exchange rate of 1.12 to 1.00 for the second half of 2017, unaudited expected results and certain accounting assumptions.

Financial Statements, Management’s Discussion and Analysis and Additional Information; Internal Control Over Financial Reporting

For an update regarding The Stars Group’s internal control over financial reporting, including its remediation efforts with respect to the same, see “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” in The Stars Group’s management’s discussion and analysis for the year ended December 31, 2016 (the “2016 MD&A”) and in The Stars Group’s management’s discussion and analysis for the three and six months ended June 30, 2017 (the “Q2 2017 MD&A”).

The Stars Group’s unaudited condensed consolidated financial statements for the three and six months ended June 30, 2017 (the “Q2 2017 Financial Statements”), Q2 2017 MD&A and 2016 MD&A, as well as additional information relating to The Stars Group and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast

The Stars Group will host a conference call today, August 9, 2017 at 8:30 a.m. ET to discuss its financial results for the second quarter 2017 and related matters. To access via tele-conference, please dial +1 877-407-0789 or +1 201-689-8562 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1 844-512-2921 or +1 412-317-6671. The Conference ID number is 13666480. To access the webcast please use the following link: http://public.viavid.com/index.php?id=125442

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The table below presents reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to net earnings, which is the nearest IFRS measure:

	Three Months Ended June 30,		Six Months Ended June 30,
$000's, except per share amounts	2017	2016	2017	2016
Net earnings	70,483	22,497	136,236	77,988
Financial expenses	41,697	27,363	82,286	52,276
Income taxes (recovery) expense	(4,018)	2,516	(1,330)	4,478
Depreciation of property and equipment	2,217	2,033	4,378	3,990
Amortization of intangible and deferred development costs	34,383	32,267	67,957	63,593
EBITDA	144,762	86,676	289,527	202,325
Stock-based compensation	2,452	3,352	4,616	6,418
Termination of employment agreements	682	7,210	2,808	8,318
Termination of affiliate agreements	—	1,196	407	2,333
Loss on disposal of assets	202	94	261	316
(Gain) loss from investments and earnings from associates	(4,775)	12,895	(5,210)	3,270
Acquisition-related costs	—	15	—	199
(Reversal of) Impairment on investment in associates	(628)	6,758	(7,312)	6,758
Other costs	3,844	11,695	12,443	23,388
Adjusted EBITDA	146,539	129,891	297,540	253,325
Current income tax expense	(80)	(3,599)	(3,402)	(5,472)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(5,525)	(4,077)	(10,185)	(7,990)
Interest (excluding interest accretion and non-refundable late payment fees related to the unpaid balance of the deferred purchase price)	(26,905)	(32,475)	(56,557)	(65,156)
Adjusted Net Earnings	114,029	89,740	227,396	174,707
Diluted Shares	203,467,303	195,404,703	201,969,186	190,878,095
Adjusted Net Earnings per Diluted Share	$0.56	$0.46	$1.13	$0.92

The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$000's	$000's	$000's	$000's
Non-U.S. lobbying and legal expenses	1,085	1,016	1,826	1,825
U.S. lobbying and legal expenses	3,513	3,473	7,492	6,827
Strategic review professional fees	—	1,414	125	5,136
Retention bonuses	615	1,110	1,230	2,220
Non recurring professional fees	842	2,979	1,504	4,420
AMF and other investigation professional fees	2,764	904	5,153	1,904
Austria gaming duty	(5,000)	—	(5,000)	—
Office restructuring and legacy business unit shutdown costs	25	799	113	1,056
Other costs	3,844	11,695	12,443	23,388

The table below presents a reconciliation of Adjusted Cash Flow from Operations to net cash inflows from operating activities, which is the nearest IFRS measure:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$000's	$000's	$000's	$000's
Net cash inflows from operating activities	130,426	69,728	225,973	114,948
Customer deposit liability movement	(9,053)	(37,645)	(25,282)	(78,198)
Adjusted Cash Flow from Operations	139,479	107,373	251,255	193,146

The table below presents a reconciliation of the numerator of QNY (i.e., real-money online poker revenue and real-money online casino and sportsbook combined revenue) to the nearest IFRS measure (i.e., total revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliation below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Three Months Ended June,
	2017	2016
	$000's	$000's
Total revenue	305,305	285,762
Corporate revenue	(92)	(46)
Other business-to-consumer revenue	(12,762)	(10,479)
Real-money online poker revenue and real-money online casino and sportsbook combined revenue	292,451	275,237

The Stars Group has not provided a reconciliation of the non-IFRS measures to the nearest IFRS measures included in its full year 2017 financial guidance provided in this release, including Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, because certain reconciling items necessary to accurately project such IFRS measures, particularly net earnings (loss), cannot be reasonably projected due to a number of factors, including variability from potential foreign exchange fluctuations impacting financial expenses, and the nature of other non-recurring or one-time costs (which are excluded from non-IFRS measures but included in net earnings (loss)), as well as the typical variability arising from the audit of annual financial statements, including, without limitation, certain income tax provision accounting, and related accounting matters.

For additional information on The Stars Group’s non-IFRS measures, see below and the Q2 2017 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

About The Stars Group

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Through its Stars Interactive division, The Stars Group ultimately owns gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship, PokerStars Festival and PokerStars Megastack live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands together have more than 113 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as full year 2017 financial guidance, and certain future operational and growth plans and strategies. Forward-looking statements and information can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements and information are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which The Stars Group carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within The Stars Group’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in The Stars Group’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact The Stars Group in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s Annual Information Form for the year ended December 31, 2016, including under the heading “Risk Factors and Uncertainties”, and in the Q2 2017 MD&A, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-U.S. GAAP Measures

This news release references non-IFRS and non-U.S. GAAP financial measures, including QNY, Adjusted EBITDA, Adjusted Cash Flow from Operations, Adjusted Net Earnings, Adjusted Net Earnings per Diluted Share, and the foreign exchange impact on revenues (i.e., constant currency). The Stars Group believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business.  Although management believes these financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, The Stars Group uses the following non-IFRS and non-U.S. GAAP measures in this release:

Adjusted EBITDA means net earnings (loss) before interest and financing costs, income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items.

Adjusted Cash Flow from Operations means net cash inflows from operating activities net of customer deposit liability movements.

Adjusted Net Earnings means net earnings (loss) before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items. Adjusted Net Earnings per Diluted Share means Adjusted Net Earnings divided by Diluted Shares. Diluted Shares means the weighted average number of common shares on a fully diluted basis, including options, other equity-based awards, warrants and convertible preferred shares. The effects of anti-dilutive potential common shares are ignored in calculating Diluted Shares. See note 5 to the Q2 2017 Financial Statements.  For the three and six months ended June 30, 2017, Diluted Shares equaled 203,467,303 and 201,969,186, respectively. For the purposes of the full year 2017 financial guidance provided in this release, Diluted Shares now equals between 203,000,000 and 205,000,000 for the high and low ends of the Adjusted Net Earnings per Diluted Share range, respectively.

To calculate revenue on a constant currency basis, The Stars Group translated revenue for the three months ended June 30, 2017 using the prior year's monthly exchange rates for its local currencies other than the U.S. dollar, which The Stars Group believes is a useful metric that facilitates comparison to its historical performance.

For additional information on The Stars Group’s non-IFRS measures, see the Q2 2017 MD&A, including under the headings “Management’s Discussion and Analysis” and “Selected Financial Information—Other Financial Information”.

Key Metrics and Other Data

As disclosed in the Q2 2017 MD&A under the heading “Key Metrics”, following continued review and assessment of its key metrics, management has determined that the prior definition of QAUs required further adjustment to remove those customers who were active during the applicable quarterly period by taking advantage of certain customer acquisition promotional incentives, but had not yet made a deposit or transferred funds into their real-money accounts with The Stars Group for further gameplay, and to clarify the inclusions in and exclusions from the definition, particularly relating to free play, bonuses and promotions. As a result, The Stars Group now defines QAUs as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money rake or placed a real-money bet or wager on or through one of its real-money online poker, casino or sportsbook offerings during the applicable quarterly period. The Stars Group defines unique as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).  For further clarity, the definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

The Stars Group continues to define QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms) for its two business lines (i.e., real-money online poker and real-money online casino and sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. The Stars Group provides QNY on a U.S. dollar and constant currency basis. QNY is a non-IFRS measure.

QAUs and QNY (as QAUs serve as the denominator for QNY) for each applicable quarterly period since the fourth quarter of 2014 have been re-calculated as of the result of the adjustments noted above and are provided in the Q2 2017 MD&A under the heading “Key Metrics”.

The Stars Group defines Customer Registrations as the cumulative number of online real-money and play-money customer registrations on The Stars Group’s brands.

For additional information on The Stars Group’s key metrics and other data, see the Q2 2017 MD&A, including under the headings “Limitations of Key Metrics and Other Data” and “Key Metrics”.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@starsgroup.com

For media inquiries, please contact:

Eric Hollreiser

Press@starsgroup.com